Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	28252-1 / D/WLM/810013.1

January 19, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 4561

Washington, DC 20549

Attention:	Mr. Mark P. Shuman

Branch Chief - Legal

Dear Mr. Shuman:

Re:       id-CONFIRM, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed December 15, 2005
Your File No. 333-130329

Form 10-KSB for the fiscal year ended June 30, 2005
Form 10-QSB for the quarter ended September 30, 2005
File No. 0-50489

                Thank you for your letter of January 11, 2006 with your comments on the Company's Registration Statement on Form SB-2, filed December 15, 2005, Form 10-KSB and Form 10-QSB. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form SB-2

Selling Stockholder, page 13

1.

The Selling Stockholder section of the Amended Registration Statement has been revised to refer to the fact that none of the Selling Stockholders had or have any material relationship with the Company within the past three years other than the relationships described in the section.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

A section titled “Private Placements” has been inserted immediately preceding the Selling Stockholder section. This section describes the November 14th and November 22nd, 2005 private placements of convertible debentures and warrants and also describes the circumstances surrounding the private placements, including the initial offering on October 27, 2005, the revisions to that initial offering and the recalculation of the warrants subsequent to the completion of the private placements.

The footnotes to the Selling Stockholder table have been revised to provide further detail in regards to the principal amount of convertible debentures held and convertible by each Selling Stockholder and the amount of short and long-term share purchase warrants held by the respective Selling Stockholders.

2.	Footnotes 5, 6, 9 and 14 have been revised to specifically address the person exercising voting and dispositive powers over the shares held or acquired by the Selling Stockholders indicated.

Plan of Distribution, page 16

3.	The Selling Stockholders have provided the Company with written confirmation that they will conduct the distribution in accordance with Regulation M.
4.

We confirm that the Company and the Selling Stockholders are aware of CF Telephone Interpretation A65. In fact, section 4.16 of the Securities Purchase Agreement between the Company and the Selling Stockholders specifically refers to this Telephone Interpretation.

Private Placement, page 17

5.

An additional section titled “November 2005 Private Placement of Convertible Debentures and Warrants” has been inserted immediately following the “Plan of Distribution” section. This section discusses the material terms of the debentures and warrants including the conversion features, redemption features, conversion limitation, forced conversion features and cash less exercise provisions. In addition, the circumstances which would give rise to adjustments to the conversion and exercise prices of the debentures and warrants have been described.

Part II

Recent Sales of Unregistered Securities, page 37

6.

In regards to the private placement that ostensibly closed on October 27, 2005, you have correctly noted that two of the proposed investors withdrew their investments. For those investors that remained, their purchase agreements, convertible debentures and warrants were revised to the November 14, 2005 closing date and formed part of and were included in that private placement, pursuant to the terms described. These circumstances have been clarified in this section of the Amended Registration Statement as well as in the “Private Placement” section of the Amended Registration Statement.

Exhibits, page 37

7.

We confirm that the Exhibits filed as “form of” the various agreements, debentures and warrants with the Selling Stockholders are substantially identical in all material respects with those entered into between the Company and the Selling Stockholders. The only amendments have been to the dates of execution and, in regards to the short and long-term warrants, the exercise price. In addition, one of the periods of exercise for the short-term warrants was revised. The Exhibits filed as “form of” have been revised so that their respective descriptions now specifically refer to the relevant information such as the investors (Selling Stockholders) and, where applicable, the principal amount of the debentures, amounts and exercise prices of the warrants and, in the case of the short-term warrant, the applicable exercise period.

8.

As noted above in response to comment #7, the short and long-term warrants were only revised to the extent of revisions to their respective exercise prices and, in respect of the short-term warrant, in regards to one of the periods of exercise. As noted, the descriptions to these Exhibits have been revised to reflect these changes.

Undertakings, page 39

9.	The undertaking provided for in the Amended Registration Statement has been revised to comply with the amendments to Item 512(a) of Regulation S-B.

Form 10-KSB for the fiscal year ended June 30, 2005

Item 9A. Disclosure of Controls and Procedures, page 34

10.

On behalf of the Company, we confirm that Bonnie McNamara, the Company’s Chief Financial Officer, also participated in the evaluation and conclusion in regards to the Company’s disclosure controls and procedures. This fact has now been specified in the Amended 10-KSB. The Company’s 10-QSB for the quarter ended September 30, 2005 has also been amended accordingly.

11.

The Company is of the view that its failure to file its Form 10-QSB for the period ended March 31, 2005 is not indicative of any ineffectiveness of the Company’s disclosure controls and procedures. The circumstances surrounding that filing, as with any filing, involves a number of factors which are beyond the control of the Company. In addition, subsequent to that filing, the Company undertook certain management changes that the Company feels will assist it in ensuring that its disclosure controls and procedures are effective.

12.

The Amended Form 10-KSB has been revised to delete the reference to “significant” changes in the Company’s internal controls in Item 9A. The Company confirms that there were no changes to its internal controls over financial reporting that occurred during its last fiscal quarter that materially affected, or were reasonably likely to material affect, its internal controls over financial reporting.

Exhibits 31.1 and 31.2

13.	The amended certifications that have been filed with the Company’s Amended Form 10-KSB and Amended Form 10-QSB have been revised pursuant to your comment.

Please find enclosed both clean (four copies) and a black-lined version of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement, Amended Form 10-KSB and Amended Form 10-QSB have also been filed by Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on December 15, 2005 and the version filed herewith.

We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/mll

cc:	id-Confirm, Inc.